UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[    ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

Collaborative Investment Series Trust

8000 Town Centre Drive, Suite 400

Broadview Heights, OH 44147

Rareview Capital LLC

1266 E. Main Street, Ste 700R

Stamford, CT 06902

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Please send all communications regarding this Application to:

JoAnn M. Strasser

Thompson Hine LLP

41 S. High Street, Suite 1700

Columbus, Ohio 43215

Page 1 of 8 sequentially numbered pages (including exhibits)

 As filed with the U.S. Securities and Exchange Commission on August 14, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Collaborative Investment Series Trust Rareview Capital LLC Foreside Fund Services, LLC File No. 812-[ ]	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I. SUMMARY OF APPLICATION

In this application, Collaborative Investment Series Trust (“Trust”), Rareview Capital LLC (“Adviser”), and Foreside Fund Services, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveShares℠ ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveShares℠ ETFs listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveShares℠ ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

 No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II. APPLICANTS

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).

[2]	All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

A. The Trust

The Trust is a Collaborative Investment Series Trust organized under the laws of the State of Delaware and will consist of one or more series operating as ActiveShares℠ ETFs. The Trust will be registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Adviser will be the investment adviser to the Initial Funds. The Adviser is a Delaware limited liability company with its principal place of business in Stamford, Connecticut. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into, or anticipates entering into, a licensing agreement with Precidian Funds LLC, or an affiliate thereof, in order to offer ActiveShares ETFs.3

Subject to approval by the Fund’s board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III. REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

●	With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

●	With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more patent applications.

●	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV. NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Gregory Skidmore, President of Collaborative Investment Series Trust, is authorized to sign on behalf of Collaborative Investment Series Trust pursuant to the following resolutions adopted by the board of Collaborative Investment Series Trust on August 14, 2020.

RESOLVED	That the Collaborative Investment Series Trust be, and it hereby is, authorized to prepare and file with the Securities and Exchange Commission (“SEC”) an application for an exemptive order (“Order”), and any and all amendments thereto, for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED:	That each Trustee, the President, the Treasurer and the Secretary of the Trust be, and each of them acting singly hereby is, authorized to execute and cause to be filed an application for the Order and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable or appropriate to the implementation and performance of the preceding resolution and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.

RESOLVED	That any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act be, and they hereby are, ratified.

Neil Azous, Managing Member of Rareview Capital LLC is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Managing Member Officer. Mark Fairbanks, Vice President of Foreside Fund Services, LLC is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Vice President.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

COLLABORATIVE INVESTMENT SERIES TRUST

By:	/s/ Gregory Skidmore
Name: Gregory Skidmore
Title: President

RAREVIEW CAPITAL LLC

By:	/s/ Neil Azous
Name: Neil Azous
Title: Managing Member

FORESIDE FUND SERVICES, LLC

By:	/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice President

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Collaborative Investment Series Trust; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 14th day of August 2020, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Gregory Skidmore
Name: Gregory Skidmore
Title: President

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of Rareview Capital LLC; that he is the Managing Member of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 14th day of August 2020, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Neil Azous
Name: Neil Azous
Title: Managing Member

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Foreside Fund Services, LLC ; that he is the Vice-President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 14th day of August 2020 have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice- President

APPENDIX A

Initial Funds

Rareview Dynamic Fixed Income ETF

Rareview Tax Advantaged Income ETF